

July 8, 2010

Ms. Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 12, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re: Sohu.com Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 8-K Filed on February 3, 2010 and April 27, 2010**
> **File No. 000-30961**

Dear Ms. Yu:

We have reviewed your response letter dated June 4, 2010 in connection with the above-referenced filings and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 21, 2010.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Compensation Discussion and Analysis, page 13

General

1.   We note that you have included executive compensation information for your principal executive officer, principal financial officer, and two additional executive officers. Although this is consistent with your Item 10 disclosure, the management team page of

your website suggests that you may have additional executive officers. In your response letter, please explain why you have not provided executive compensation disclosure for a third executive officer. See Item 402(a)(3)(iii) of Regulation S-K and Exchange Act Rule 3b-7.

Administration and Process, page 13

2.   We note that your compensation committee annually reviews the overall compensation of your named executive officers, generally based on the recommendations by your chief executive officer. Please tell us whether and to what extent your chief executive officer has a role in determining his own compensation.

Competitive Compensation Packages, page 14

3.   We note that your compensation committee considers the compensation practices of certain peer companies, which you have identified on page 14. We also note that you generally aim to set total compensation so that it is at the median of the total compensation paid by your peer companies to ensure competitiveness of your compensation. However, your discussion of the various elements of compensation, such as base salary, annual performance-based cash bonuses, and long term equity awards does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the benchmark used. Please provide us with this information. Note also that where actual payments were above or below the benchmark, you should discuss the reasons for any material variations.

Base Salary, page 15

4.   With respect to base salaries paid to your executive officers, please tell us how the committee determined the specific amounts paid to each named executive officer on an individualized basis, including how the determination to increase base salaries for all of the named executive officers in the amounts reflected in the summary compensation table was made. In this regard, we note that the compensation committee considers the named executive officer's previous salary, amounts paid to the named executive officer's peers both within and outside the company, and the named executive officer's prior performance and that base salaries for your named executive officers were adjusted in part in 2009 to account for a decrease in the exchange rate. Your disclosure should include a more detailed discussion that provides substantive analysis and insight into how the committee made actual payout determinations for the fiscal year for which compensation is being reported.

2009 Executive Bonus Plan, page 16

5.   We note that once the overall bonus opportunity is calculated, the chief executive officer—or the compensation committee, with respect to the chief executive officer—has the discretion to adjust the bonus opportunity up to 150%, based on such named executive officer's individual performance during the year. Please clarify whether there is discretion to adjust the bonus opportunity downward. In addition, state whether discretion was exercised to increase (or decrease) the size of any award or payout and, if so, discuss the specific factors taken into consideration in adjusting the bonus amount.

6.   It appears that the 2009 performance bonus component targets were exceeded for each of your named executive officers. Please confirm if true, whether corporate performance targets were met, and if exceeded, clarify by how much. Ensure that you address each performance bonus component for each of your named executive officers on an individualized basis.

7.   As noted in the comment above, it appears from your disclosure that individual performance was also considered in setting compensation levels. However, you have not included a discussion of how individual performance affected compensation for each named executive officer. Please describe the elements of individual performance that were taken into consideration in establishing, for example, annual performance-based cash bonuses, and any other elements of compensation for which individual performance was a factor. Refer to Item 402(b)(2)(vii) of Regulation S-K.

8.   You state on page 17 both that "target performance levels for each measure are intended to be reasonably attainable given maximum effort on the part of your named executive officers" and that "performance goals were designed to be aggressive and there was a risk that bonus awards would not be made at all or would be made at less than 100% of the target amounts." Please clarify your disclosure with respect to how difficult it was for the executive or how likely it was for the company to achieve the undisclosed target levels. Refer to Instruction 4 to Item 402(b).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 23. Net Income per Share, pages F-36 and F-37

9.   Refer to the formulas presented in your response to prior comment 6. Please clearly demonstrate how these formulas take into account the change in the company's ownership in Changyou.com as a result of the April 7, 2009 IPO.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet, Staff Attorney, at (202) 551-3545 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant

cc: Via Facsimile (617) 574-7568
         Timothy B. Bancroft
         Goulston & Storrs, P.C.